Exhibit 99.1
Nomad Foods Reports Second Quarter 2021 Financial Results

Adjusted EPS of €0.40 Represents 18% Growth versus 2020 and a 22% CAGR versus 2019

Company Reiterates Full Year Guidance

Announces a New Share Repurchase Authorization of up to $500 million
FELTHAM, England - August 5, 2021 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and six month period ended June 30, 2021. Key operating highlights and financial performance for the second quarter 2021, when compared to the second quarter 2020, include:

•Reported revenue decreased 1% to €596 million
•Organic revenue decline of 4.5%
•Reported Profit for the period of €51 million
•Adjusted EBITDA increased 4% to €123 million
•Adjusted EPS increased 18% to €0.40
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We achieved strong results during the second quarter notwithstanding easing of restrictions across Europe and the anniversary of peak COVID-related demand. Second quarter 2021 Adjusted EPS of €0.40 represents 18% growth versus 2020 and 22% on a two-year basis. Results were driven by improving market share trends, a recovering foodservice business, accretive allocation of capital and successfully navigating a dynamic inflationary backdrop. With more than half of the year behind us, we remain confident in achieving our 2021 guidance."

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “Second quarter results clearly demonstrate the power of our value creation model as resilient base business performance was complemented by accretion from the Findus Switzerland acquisition and the effect of last year’s share repurchases. We are eager to close on the acquisition of Fortenova’s Frozen Food Business Group, a transaction that is expected to result in 2021 Adjusted EPS in excess of $2.00 on a combined and annualized basis and set a new baseline for growth. We have exciting growth opportunities, both organically and inorganically, and the approval of a new share repurchase authorization provides added flexibility to enhance shareholder value while maintaining a reasonable leverage profile."

Second Quarter of 2021 results compared to the Second Quarter of 2020
•Revenue decreased 1% to €596 million. Organic revenue decline of 4.5% was comprised of a 4.4% decline in volume/mix and a 0.1% decline in price.
•Gross profit increased 1% to €184 million. Gross margin increased 50 basis points to 30.8% driven by productivity and transactional FX which more than offset dilution from the inclusion of the Findus Switzerland acquisition.
•Adjusted operating expenses decreased 3% to €77 million, reflecting growth in Advertising & Promotion and a decline in Indirect costs.
•Adjusted EBITDA increased 4% to €123 million and Adjusted Profit for the period increased 6% to €72 million due to the aforementioned factors.
•Adjusted EPS increased 18% to €0.40, reflecting growth in Adjusted Profit after tax and the cumulative effect of share repurchases conducted during the prior year. Reported EPS decreased 9% to €0.29.
First Six Months of 2021 results compared to the First Six Months of 2020
•Revenue increased 2% to €1,303 million. Organic revenue decline of 1.2% was comprised of a 1.1% decline in volume/mix and a 0.1% decline in price.
•Adjusted Gross profit increased 4.9% to €399 million. Adjusted gross margin increased 90 basis points to 30.6% driven by productivity and transactional FX which more than offset dilution from the inclusion of the Findus Switzerland acquisition.
•Adjusted operating expenses decreased 3% to €172 million, reflecting comparable Advertising & Promotion spend versus the prior year and a decline in Indirect costs.
•Adjusted EBITDA increased 9% to €261 million and Adjusted Profit for the period increased 15% to €155 million due to the aforementioned factors.

Exhibit 99.1
•Adjusted EPS increased 30% to €0.87, reflecting growth in Adjusted Profit after tax and the cumulative effect of share repurchases conducted during the prior year. Reported EPS increased 2% to €0.56.
2021 Guidance
The Company is reiterating 2021 guidance. Revenue and Adjusted EBITDA are expected to grow approximately 3-5% and Adjusted EPS is expected to be approximately €1.50 to €1.55, representing 11-15% growth. Full year guidance assumes organic revenue growth of approximately 1-2%. Guidance does not yet include the pending acquisition of Fortenova's Frozen Food Business Group, which is expected to close at the end of the third quarter of 2021.
New Share Repurchase Authorization
The Company’s Board of Directors has approved a new share repurchase authorization of up to $500 million. This new program replaces the previous authorization which was established in March 2020 and has been nearly exhausted.

Conference Call and Webcast
A live audio webcast of the conference call and an accompanying presentation will both be available at Nomad Foods’ website at www.nomadfoods.com under Investor Relations. Additionally, participants in North America may dial +1-646-876-9923 and international participants may dial +44-330-088-5830 to access the live call using the webinar ID 91651303974. A replay of the webcast will be available on the Company website following the event.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie’s and Goodfella’s, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and six months ended June 30, 2021 and for comparative purposes, the three and six months ended June 30, 2020.

Adjusted financial information for the three and six months ended June 30, 2021 and 2020 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, exceptional items and foreign currency translation charges/gains.

EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth is an adjusted measurement of our operating results. The comparison for the three and six months ended June 30, 2021 and 2020 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impacts the comparability of our results.

Adjusted Gross Profit and adjusted gross margin exclude acquisition purchase price adjustments and other unusual or non-recurring items within cost of goods sold.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 13, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended June 30, 2021 and June 30, 2020

	Three months ended June 30, 2021	Three months ended June 30, 2020
	€m	€m
Revenue	595.8	599.0
Cost of sales	(412.2)	(417.7)
Gross profit	183.6	181.3
Other operating expenses	(79.1)	(81.6)
Exceptional items	(4.3)	(4.2)
Operating profit	100.2	95.5
Finance income	—	0.2
Finance costs	(35.1)	(16.7)
Net financing costs	(35.1)	(16.5)
Profit before tax	65.1	79.0
Taxation	(13.9)	(16.4)
Profit for the period	51.2	62.6

Basic & diluted earnings per share in €	0.29	0.32

Statements of Profit or Loss (unaudited)
Six months ended June 30, 2021 and June 30, 2020

	Six months ended June 30, 2021	Six months ended June 30, 2020
	€m	€m
Revenue	1,303.2	1,281.9
Cost of sales	(906.8)	(901.7)
Gross profit	396.4	380.2
Other operating expenses	(177.1)	(183.1)
Exceptional items	(15.1)	(24.8)
Operating profit	204.2	172.3
Finance income	—	5.2
Finance costs	(75.4)	(33.7)
Net financing costs	(75.4)	(28.5)
Profit before tax	128.8	143.8
Taxation	(28.3)	(33.8)
Profit for the period	100.5	110.0

Attributable to:
Equity owners of the parent	100.5	110.1
Non-controlling interests	—	(0.1)
	100.5	110.0

Basic and diluted earnings per share in €	0.56	0.55

Nomad Foods Limited As Reported
Statements of Financial Position
As at June 30, 2021 (unaudited) and December 31, 2020 (unaudited)

	As at June 30, 2021	As at December 31, 2020 Restated*
	€m	€m
Non-current assets
Goodwill	1,903.4	1,902.5
Intangibles	2,150.8	2,155.7
Property, plant and equipment	424.7	422.2
Other non-current assets	0.7	1.1
Derivative financial instruments	—	17.2
Deferred tax assets	125.6	113.5
Total non-current assets	4,605.2	4,612.2
Current assets
Cash and cash equivalents	772.1	393.2
Inventories	334.1	344.3
Trade and other receivables	166.0	185.0
Indemnification assets	9.9	15.4
Short-term investments	—	25.0
Derivative financial instruments	10.3	5.5
Total current assets	1,292.4	968.4
Total assets	5,897.6	5,580.6
Current liabilities
Trade and other payables	546.5	647.2
Current tax payable	236.8	166.2
Provisions	35.7	45.7
Loans and borrowings	21.9	22.5
Derivative financial instruments	82.1	35.5
Total current liabilities	923.0	917.1
Non-current liabilities
Loans and borrowings	2,100.0	1,736.3
Employee benefits	249.1	276.2
Other non-current liabilities	2.1	2.2
Provisions	2.9	6.1
Derivative financial instruments	—	89.5
Deferred tax liabilities	375.9	427.1
Total non-current liabilities	2,730.0	2,537.4
Total liabilities	3,653.0	3,454.5
Net assets	2,244.6	2,126.1
Equity attributable to equity holders
Share capital and capital reserve	1,689.6	1,620.5
Share-based compensation reserve	4.0	8.3
Founder Preferred Share Dividend reserve	166.0	245.5
Translation reserve	92.6	84.7
Other reserves	(7.8)	(24.5)
Retained earnings	300.2	191.6
Total equity	2,244.6	2,126.1
* See Note 4, Acquisitions, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for details of this restatement related to acquisition accounting.

Nomad Foods Limited As Reported
Statements of Cash Flows (unaudited)
For the six months ended June 30, 2021 and the six months ended June 30, 2020

	For the six months ended June 30, 2021	For the six months ended June 30, 2020
	€m	€m
Cash flows from operating activities
Profit for the period	100.5	110.0
Adjustments for:
Exceptional items	15.1	24.8
Non-cash fair value purchase price adjustment of inventory	2.3	—
Share based payment expense	1.2	4.4
Depreciation and amortization	33.6	34.7
Loss on disposal of property, plant and equipment	0.2	—
Net finance costs	75.4	28.5
Taxation	28.3	33.8
Operating cash flow before changes in working capital, provisions and exceptional items	256.6	236.2
Decrease in inventories	18.8	20.7
Decrease in trade and other receivables	19.5	14.8
(Decrease)/increase in trade and other payables	(94.2)	59.5
Increase in employee benefits and other provisions	0.6	1.0
Cash generated from operations before tax and exceptional items	201.3	332.2
Cash flows relating to exceptional items	(16.7)	(2.3)
Tax paid	(30.7)	(28.9)
Net cash generated from operating activities	153.9	301.0
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired	(0.8)	(1.0)
Purchase of property, plant and equipment and intangibles	(34.2)	(23.6)
Redemption of investments	12.7	—
Cash used in investing activities	(22.3)	(24.6)
Cash flows provided by/(used in) financing activities
Proceeds from issuance of ordinary shares	—	0.6
Repurchase of ordinary shares	(10.5)	(83.4)
Issuance of new loan principal	750.0	—
Repayment of loan principal	(408.7)	(11.7)
Payments related to shares withheld for taxes	(21.7)	(18.2)
Payment of lease liabilities	(9.4)	(11.2)
Payment of financing fees	(13.5)	—
Interest paid	(26.8)	(25.1)
Interest received	—	0.3
Other financing cash flows	(1.5)	(3.4)
Net cash provided by/(used in) financing activities	257.9	(152.1)
Net increase in cash and cash equivalents	389.5	124.3
Cash and cash equivalents at beginning of period	382.5	824.8
Effect of exchange rate fluctuations	0.1	(13.8)
Cash and cash equivalents at end of period	772.1	935.3

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the three months ended June 30, 2021 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended June 30, 2021

€ in millions, except per share data	As reported for the three months ended June 30, 2021	Adjustments		As adjusted for the three months ended June 30, 2021
Revenue	595.8	—		595.8
Cost of sales	(412.2)	—		(412.2)
Gross profit	183.6	—		183.6
Other operating expenses	(79.1)	1.8	(a)	(77.3)
Exceptional items	(4.3)	4.3	(b)	—
Operating profit	100.2	6.1		106.3
Finance costs	(35.1)	19.0		(16.1)
Net financing costs	(35.1)	19.0	(c)	(16.1)
Profit before tax	65.1	25.1		90.2
Taxation	(13.9)	(4.7)	(d)	(18.6)
Profit for the period	51.2	20.4		71.6

Weighted average shares outstanding in millions - basic	177.8			177.8
Basic earnings per share	0.29			0.40
Weighted average shares outstanding in millions - diluted	177.8			177.8
Diluted earnings per share	0.29			0.40
(a)Represents share based payment charge including employer payroll taxes of €0.9 million and non-operating M&A transaction costs of €0.9 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €17.9 million of charges recognized as part of the refinancing in June 24, 2021, €0.5 million of foreign exchange translation losses and €0.6 million of foreign exchange losses on derivatives.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended June 30, 2020 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended June 30, 2020

€ in millions, except per share data	As reported for the three months ended June 30, 2020	Adjustments		As adjusted for the three months ended June 30, 2020
Revenue	599.0	—		599.0
Cost of sales	(417.7)	—		(417.7)
Gross profit	181.3	—		181.3
Other operating expenses	(81.6)	2.2	(a)	(79.4)
Exceptional items	(4.2)	4.2	(b)	—
Operating profit	95.5	6.4		101.9
Finance income	0.2	—		0.2
Finance costs	(16.7)	0.1		(16.6)
Net financing costs	(16.5)	0.1	(c)	(16.4)
Profit before tax	79.0	6.5		85.5
Taxation	(16.4)	(1.4)	(d)	(17.8)
Profit for the period	62.6	5.1		67.7

Weighted average shares outstanding in millions - basic	198.4			198.4
Basic earnings per share	0.32			0.34
Weighted average shares outstanding in millions - diluted	198.4			198.4
Diluted earnings per share	0.32			0.34
(a)Represents share based payment charge including employer payroll taxes of €2.0 million and non-operating M&A transaction costs of €0.2 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €0.7 million of foreign exchange translation losses and €0.6 million of foreign exchange gains on derivatives.
(d)Represents tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the six months ended June 30, 2021 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Six Months Ended June 30, 2021

€ in millions, except per share data	As reported for the six months ended June 30, 2021	Adjustments		As adjusted for the six months ended June 30, 2021
Revenue	1,303.2	—		1,303.2
Cost of sales	(906.8)	2.3	(a)	(904.5)
Gross profit	396.4	2.3		398.7
Other operating expenses	(177.1)	5.4	(b)	(171.7)
Exceptional items	(15.1)	15.1	(c)	—
Operating profit	204.2	22.8		227.0
Finance costs	(75.4)	44.0		(31.4)
Net financing costs	(75.4)	44.0	(d)	(31.4)
Profit before tax	128.8	66.8		195.6
Taxation	(28.3)	(11.9)	(e)	(40.2)
Profit for the period	100.5	54.9		155.4

Weighted average shares outstanding in millions - basic	178.0			178.0
Basic earnings per share	0.56			0.87
Weighted average shares outstanding in millions - diluted	178.0			178.0
Diluted earnings per share	0.56			0.87
(a)Represents non-cash fair value uplift of inventory recorded as part of the Findus Switzerland purchase price accounting.
(b)Share based payment charge including employer payroll taxes of €1.5 million and non-operating M&A transaction costs of €3.9 million.
(c)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(d)Elimination of €17.9 million of charges recognized as part of the refinancing in June 24, 2021, a one-time €12.4 million loss from the impairment of a short-term investment, which was made with surplus cash as part of our cash management activities, €12.1 million of foreign exchange translation losses and €1.6 million of foreign exchange losses on derivatives.
(e)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the six months ended June 30, 2020 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Six Months Ended June 30, 2020

€ in millions, except per share data	As reported for the six months ended June 30, 2020	Adjustments		As adjusted for the six months ended June 30, 2020
Revenue	1,281.9	—		1,281.9
Cost of sales	(901.7)	—		(901.7)
Gross profit	380.2	—		380.2
Other operating expenses	(183.1)	6.9	(a)	(176.2)
Exceptional items	(24.8)	24.8	(b)	—
Operating profit	172.3	31.7		204.0
Finance income	5.2	(4.7)		0.5
Finance costs	(33.7)	0.3		(33.4)
Net financing costs	(28.5)	(4.4)	(c)	(32.9)
Profit before tax	143.8	27.3		171.1
Taxation	(33.8)	(2.0)	(d)	(35.8)
Profit for the period	110.0	25.3		135.3

Profit attributable to:
Equity owners of the parent	110.1	25.3		135.4
Non-controlling interests	(0.1)	—		(0.1)
	110.0	25.3		135.3

Weighted average shares outstanding in millions - basic	200.7			200.7
Basic earnings per share	0.55			0.67
Weighted average shares outstanding in millions - diluted	200.7			200.7
Diluted earnings per share	0.55			0.67

(a)Share based payment expense including employer payroll taxes of €5.9 million and non-operating M&A transaction costs of €1.0 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €4.7 million of foreign exchange translation gains and €0.3 million of foreign exchange losses on derivatives.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
Reconciliation of Profit for the period to EBITDA and Adjusted EBITDA (unaudited)

	Three months ended		Six months ended
€ in millions	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Profit for the period	51.2	62.6	100.5	110.0
Taxation	13.9	16.4	28.3	33.8
Net financing costs	35.1	16.5	75.4	28.5
Depreciation & amortization	16.8	16.9	33.6	34.7
EBITDA	117.0	112.4	237.8	207.0
Acquisition purchase price adjustments (a)	—	—	2.3	—
Exceptional items (b)	4.3	4.2	15.1	24.8
Other add-backs (c)	1.8	2.2	5.4	6.9
Adjusted EBITDA	123.1	118.8	260.6	238.7

Revenue	595.8	599.0	1,303.2	1,281.9
Adjusted EBITDA margin (d)	20.7%	19.8%	20.0%	18.6%

(a)Represents non-cash fair value uplift of inventory recorded as part of the Findus Switzerland purchase price accounting.
(b)Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Represents the elimination of share-based payment charges including employer payroll taxes for the three month period to June 30, 2021 of €0.9 million (2020: €2.0 million) and for the six months ended June 30, 2021 of €1.5 million (2020: €5.9 million) as well as the elimination of non-operating M&A related costs, professional fees, transaction costs and purchase accounting related valuations for the three month period to June 30, 2021 of €0.9 million (2020: €0.2 million) and for the six months ended June 30, 2021 of €3.9 million (2020: €1.0 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
(d)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth
Year on Year Growth - June 30, 2021 compared with June 30, 2020:

	Three Months Ended June 30, 2021	Six Months Ended June 30, 2021
	YoY Growth	YoY Growth
Reported Revenue Growth	(0.5)%	1.7%

Of which:
Organic Revenue Growth	(4.5)%	(1.2)%
Acquisitions	2.6%	2.8%
Leap Year (a)	—%	(0.7)%
Translational FX (b)	1.4%	0.8%
Total	(0.5)%	1.7%

(a)Driven by an extra day in February 2020 due to a leap year.
(b)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding its (i) future operating and financial performance, including its reiterated guidance with respect to revenue, organic revenue growth, Adjusted EBITDA and Adjusted EPS and (ii) share repurchase program and growth opportunities, in each case, including its financial capacity to engage in both while maintaining a reasonable leverage profile.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the impact of the COVID-19 pandemic on the Company’s business, suppliers, co-manufacturers, distributors, transportation or logistics providers, customers, consumers and employees; (ii) disruptions or inefficiencies in the Company’s operations or supply chain, including as a result of the COVID-19 pandemic, and the Company’s ability to maintain the health and safety of its workforce; (iii) the duration, spread and intensity of the pandemic and related government restrictions and other government responses; (iv) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (v) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (vi) the Company’s ability to accurately predict the performance of its Green Cuisine brand and its impact on the Company’s growth; (vii) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in Continental Europe; (viii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (ix) the effects of reputational damage from unsafe or poor quality food products; (x) the risk that securities markets will react negatively to actions by the Company; (xi) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xii) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xiii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiv) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials; (xv) the Company’s ability to protect its brand names and trademarks; (xvi) the effects of Brexit and the new trade and cooperation agreement, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xvii) loss of the Company’s financial arrangements with respect to receivables factoring; (xviii) the loss of any of the Company’s major customers or a decrease in demand for its products; (xix) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xx) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xxi) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xxii) changes in applicable laws or regulations; (xxiii) the trading price of the Company’s ordinary shares, which may be positively or negatively impacted by the share repurchase program, market and economic conditions, the availability of shares, the Company’s financial performance or determinations following the date of this announcement in order to use the Company’s funds for other purposes; and (xxiv) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.